Exhibit 99.1

CORPBANCA AND SUBSIDIARIES

As of February 28, 2009

The following interim financial information of CorpBanca as of February 28, 2009 has been published on our website in accordance with circular No. 18 of the Superintendency of Banks and Financial Institutions dated September 1, 2008.

Consolidated Balance Sheet Accounts (unaudited)

MCh$
Total loans	4,752,187
Total assets	5,759,826

Current accounts and demand deposits	333,508
Time deposits and savings accounts	3,242,297
Borrowings from financial institutions	501,192
Debt issued	741,055

Equity	477,727

Condensed Consolidated Statement of Income (unaudited)

MCh$
Total operating revenue	50,165
Provisions for loan losses	(18,099)
Operating expenses	(22,017)

Operating income	10,049
Income attributable to investments in other companies	70

Income before taxes	10,119
Income taxes	(1,397)
Net income for the period	8,722

The above financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and financial institutions.

Jaime Del Solar Honorato	Mario Chamorro Carrizo
Accounting Manager	Chief Executive Officer